John Hancock Financial Services, Inc.

John Hancock Place Post Office Box 111 Boston, Massachusetts 02117 (617) 572-0313 Fax: (617) 572-9161 E-mail: kciccarelli@jhancock.com Kimberly S. Ciccarelli AVP and Senior Counsel

August 29, 2008

via EDGAR

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	John Hancock Life Insurance Company of New York
Separate Account B
File No. 811-8329
Initial Form N-6 Registration Statement under the 1933 Act

Commissioners:

Conveyed herewith via EDGAR for filing under the Securities Act of 1933 (“1933 Act”), pursuant to Rule 101(a)(i) of Regulation S-T, is the initial Form N-6 registration statement for the Separate Account A (“Registrant”) relating to the Majestic VCOLIX (“MVCOLIX”) insurance policies to be offered by John Hancock Life Insurance Company of New York (“John Hancock NY” or the “Depositor”).

The purpose of this filing is to add the MVCOLIX prospectus to the Registrant’s filing under the Investment Company Act of 1940 and to obtain a separate 1933 Act file number for the separate account interests offered through the MVCOLIX prospectus.

Background of Enclosed Filing

The MVCOLIX policy and prospectus is similar to the CVUL (“CVUL 08”) policy and prospectus to be issued by John Hancock NY, and for which the Registrant filed an initial registration statement with the Staff on July 18, 2008. (File Nos. 811-8329 and 333-152408, Accession No. 1193125-08-153536) The material differences between the two filings are:

(i)	The policy level fees and rider charges are different between the policies.
(ii)	The MVCOLIX policy includes a Supplemental Face Amount charge.
(iii)	The MVCOLIX policy provides that unscheduled increases in Supplemental Face Amount are subject to a charge.
(iv)	The MVCOLIX prospectus discloses that a broker-dealer may receive compensation in an amount per $1,000 of unscheduled increase in Supplemental Face Amount.
(v)	The MVCOLIX policy offers the M proprietary investment options.
(vi)	The MVCOLIX policy provides for an Enhanced Yield Fixed Account Rider.
(vii)	The MVCOLIX prospectus discloses that an asset credit will be applied commencing in a policy year to be determined.

In addition, the MVCOLIX prospectus reflects Staff comments on other currently pending registrations, as applicable, which the Registrant received after filing the COLI08 initial registration statement.

Matters to be Completed by Pre-Effective Amendment

Registrant will file a pre-effective amendment to respond to comments of the Commission staff and otherwise complete the enclosed filing prior to effectiveness by finalizing the transaction, periodic and rider charges, respectively, adding the required exhibits and consents, and adding the audited fiscal year end 2007 financial statements for the Registrant and the Depositor. Registrant would appreciate receiving any comments the Commission staff may have prior to that time pertaining to the enclosed registration statement.

Request for Selective Review

In view of the similarities between the enclosed MVCOLIX prospectus and the CVUL 08 prospectus, we hereby request, on behalf of Registrant and the Depositor, that the staff accord the enclosed registration statement expedited selective review.

Request for Acceleration

An oral request for acceleration of the enclosed filing may be made. The Registrant and its Principal Underwriter have authorized us to hereby state to the Commission on their behalf that they are aware of their obligations under the Securities Act of 1933.

Registrant does, hereby acknowledge and agree, that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct all questions to the undersigned at (617) 572-0313. Thank you.

Sincerely,

/s/Kimberly S. Ciccarelli

AVP and Senior Counsel

Enclosure

cc: James C. Hoodlet, Esq.